BAKER & MCKENZIE

貝克・麥堅時律師事務所

Baker & McKenzie
14th Floor, Hutchison House
10 Harcourt Road
Central, Hong Kong SAR

香港中環
夏愨道 10 號
和記大廈 14 樓

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com

RECEIVED
2007 OCT 19 A 3:27

07027385

..., 2007

Our ref: 32073984-130435

Securities and Exchange Commission
SEC Headquarters
100 F Street, NE
Washington, DC 20549
USA

BY HAND

PROCESSED
OCT 23 2007
THOMSON FINANCIAL

HUADIAN 12g3-2(b)
File No. 82-4932

Division of Corporation Finance
- International Mail Stop 3-2

SUPPL

Ladies and Gentlemen,

Re: Huadian Power International Corporation Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref.: 82-4932)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our letter dated September 20, 2007, copies of which are enclosed with this letter (indexed in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2312, 011-852-2846-2336 or by facsimile at 011-852-2845-0476.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

p.p. [signature]

Joyce Ip / Chun-Hui Lin

Encl.

HUADIAN 12g3-2(b)
File No. 82-4932

Annex 1

A List of Documents Made Public
in connection with the Listing since last submission on September 20, 2007:

1. Overseas Regulatory Announcement – Power Generation for the First Three Quarters of 2007 and Commencement of Operation of Power Projects / Generating Units, released on October 12, 2007.

華電國際電力股份有限公司

Huadian Power International Corporation Limited *

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China (the "PRC"))

(Stock code: 1071)

OVERSEAS REGULATORY ANNOUNCEMENT POWER GENERATION FOR THE FIRST THREE QUARTERS OF 2007 AND COMMENCEMENT OF OPERATION OF POWER PROJECTS / GENERATING UNITS

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

As at 30 September 2007, the power generated by Huadian Power International Corporation Limited (the "Company") and its subsidiaries (together the "Group") for the first three quarters of 2007 amounted to 46.61 million MWh as calculated on the basis of the consolidated financial statements of the Group (*Note 1*), representing an increase of 27.34% compared to the same period last year, and the amount of on-grid power generated amounted to 43.36 million MWh, representing an increase of 26.82% compared to the same period last year.

The second super-critical generating unit with capacity of 660 MW of Huadian Xinxiang Power Generation Company Limited, the first super-critical generating unit with capacity of 600 MW of Anhui Huadian Suzhou Power Generation Company Limited and the second sub-critical generating unit with capacity of 600 MW of Huadian Ningxia Lingwu Power Generation Company Limited have completed 168 hours trial run at fully loaded capacity as required by the PRC on 22 August, 2 September and 22 September of 2007 respectively, with an aggregate installed capacity of 1,860 MW.

As at the date of this announcement, the total installed capacity controlled or invested by the Group amounted to 20,154.7 MW and the equity installed capacity of the Group amounted to 16,062.2 MW.

The attached table shows the amount of the power generation and the on-grid electricity sold by the Group as at 30 September 2007

Name of plants/ companies	Installed Capacity (MW)	Shareholding *(Note 2)*	Power Generation (million MWh)	On-grid electricity sold (million MWh)	Nature of enterprises
Zouxian Plant	4,540	100%	11.83	11.11	Power plant of the Company
Shiliquan Plant	1,300	100%	4.72	4.39	Power plant of the Company
Laicheng Plant	1,200	100%	4.49	4.22	Power plant of the Company
Huadian Qingdao Power Company Limited	1,260	55%	4.43	4.09	Subsidiary
Huadian Weifang Power Generation Company Limited	2,000	45%	5.28	4.94	Subsidiary
Huadian Zibo Power Company Limited	433	100%	1.95	1.72	Subsidiary
Huadian Zhangqiu Power Company Limited	890	87.5%	3.00	2.78	Subsidiary
Huadian Tengzhou Xinyuan Power Company Limited	930	89.255%	3.56	3.29	Subsidiary
Sichuan Guangan Power Generation Company Limited	2,400	80%	5.23	4.88	Subsidiary
Huadian Xinxiang Power Generation Company Limited	1,320	90%	0.78	0.72	Subsidiary
Huadian Ningxia Lingwu Power Generation Company Limited	1,200	65%	1.33	1.21	Subsidiary
Anhui Huadian Suzhou Power Generation Company Limited	600	97%			Subsidiary
The Group *(Note 1)*			46.61	43.36	
Ningxia Zhongning Power Generation Company Limited	660	50%	3.24	3.07	Jointly controlled company
Anhui Chizhou Jiuhua Power Generation Company Limited	600	40%	2.43	2.27	Associated company
Ningxia Power Generation (Group) Company Limited	1,481.7	31.11%	5.05	4.67	Associated company

Note 1: According to the enterprise accounting standards newly promulgated by the Ministry of Finance of the PRC, jointly controlled entities are no longer included in the consolidated financial statements of the Company. Hence, the power generated by Ningxia Zhongning Power Generation Company Limited is no longer included in the total power generation of the Group nor consolidated into the consolidated financial statements of the members of the Group.

Note 2: The Company's equity interests in each power plants, subsidiaries, jointly controlled entities and associated companies were calculated upto 30 September 2007.

The demand for power in the regions served by the Company has kept booming during the first three quarters of 2007. The growth of power generation was mainly attributable to commencement of operations of the Company's newly constructed generating units.

By order of the Board
Huadian Power International Corporation Limited *
Zhou Lianqing
Secretary to the Board

As at the date hereof, the Board comprises:
Cao Peixi (Chairman, Non-executive Director), Chen Feihu (Vice Chairman, Non-executive Director), Zhu Chongli (Vice Chairman, Non-executive Director), Chen Jianhua (Executive Director), Zhong Tonglin (Executive Director), Peng Xingyu (Non-executive Director), Chen Bin (Non-executive Director), Wang Yingli (Non-executive Director), Ding Huiping (Independent non-executive Director), Zhao Jinghua (Independent non-executive Director), Wang Chuanshun (Independent non-executive Director) and Hu Yuanmu (Independent non-executive Director).

Beijing, the PRC
12 October 2007

**For identification only*

END